Brian A. Pearlman (954) 713-7615 bapearlman@arnstein.com	LAW OFFICES ARNSTEIN & LEHR LLP 200 EAST LAS OLAS BOULEVARD SUITE 1700 FT. LAUDERDALE, FLORIDA 33301-2240 (954) 713-7600 FAX (954) 713-7700 www.arnstein.com FOUNDED 1893

CHICAGO, ILLINOIS

______

BOCA RATON, FLORIDA

______

MIAMI, FLORIDA

______

TAMPA, FLORIDA

______

WEST PALM BEACH, FLORIDA

______

HOFFMAN ESTATES, ILLINOIS

______

MILWAUKEE, WISCONSIN

______

MEMBER OF
INTERNATIONAL

LAWYERS NETWORK

August 8, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street NW

Washington, DC 20549

Attention: Maryse Mills-Apenteng and Barbara C. Jacobs

Re:

Global Entertainment Holdings/Equities, Inc.

Revised Preliminary Schedule 14A Filed on June 27, 2006

File No. 0-27637

Dear Ms. Mills-Apenteng:

On behalf of Global Entertainment Holdings/Equities, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated July 21, 2006. The responses below correspond numerically to the Comment Letter. References to the location of the revisions within the amended proxy statement have been included, where appropriate, and correspond to the marked courtesy copies provided to the Staff.

Summary Term Sheet, page 1

The Parties to the Reverse Merger and the Share Exchange Agreement, page 1

Comment 1.

Please describe more specifically the services rendered by the three consultants/agents in exchange for 500,000 shares of Global Entertainment’s common stock. Supplementally tell us the names of the consultants and tell us whether they are affiliated with either V.I.P. or Bayshore. Include a separate and materially complete discussion concerning this aspect of the transaction in an appropriate location in the proxy statement.

The text on page 1 has been revised to more specifically describe the services rendered by the three consultants in exchange for 500,000 shares of the Company’s common stock. The three consultants were independent parties. None are affiliated with

Securities and Exchange Commission

August 8, 2006

V.I.P. Management Services, Bayshore or the Company. A discussion of the consultants has been added to the proxy statement on page 31. The names of the consultants are as follows: Ascot Chase, Inc., Martha Kreider, principal contact (engaged by Bayshore); Infotronixs, Inc., Boris Vax, principal contact (engaged by Bayshore); and International Monetary Resources, Inc., Blaine Riley, Managing Partner (engaged by the Company).

Comment 2.

Please refer to prior comment 8. Please explain the reference to the elimination of preemptive rights described in the second risk factor on page 67.

The reference has been removed.

Summary: Questions and Answers About the Proposals

Q:

What Will Global Entertainment Shareholders Receive Under the Asset Sale? Page 7

Comment 3.

Please expand your answer to compare the anticipated dividend distribution to the market price of your common stock as of a recent date. We note in other places the document that you compare the dividend distribution to the market price at the “Fairness Opinion Date.” In the places in the prospectus where you make this comparison, please define the “Fairness Opinion Date.” In that regard, it is unclear if the Fairness Opinion Date is the date on the cover of the fairness opinion, June 10, 2006, or the date upon which the opinion is based, which appears to be February 27, 2006. Please compare the dividend distribution to a recent market price of your common stock. In addition, here and in all other places where you discuss the dividend distribution, please clearly state that the dividend distribution is taxable.

The text on page 7 has been revised to compare the anticipated dividend distribution to the market price of the Company’s common stock as of a recent date. In addition, the proxy statement and the fairness opinion have been revised to provide the fairness opinion date as of May 31, 2006. The Evans & Evans Report has also been revised to be dated as of May 31, 2006. Also on page 7 of the proxy statement the text has been revised to clearly state that the dividend distribution is taxable. Such revision also appears elsewhere in the proxy statement, where appropriate.

Proposal I: Sale of Assets, page 21

Comment 4.

 Please refer to prior comments 10 and 11. Although you have provided a discussion of the terms of the asset sale, it does not appear that you have provided a discussion of the negotiation of

Securities and Exchange Commission

August 8, 2006

the terms of the sale agreement with V.l.P. We note your disclosure that the terms “are substantially the same as initially proposed by V.I.P. Management Services.” Were any significant proposals and counter-proposals made by the selling and purchasing parties? What was the basis for the purchase price initially proposed and, if different, the price finally agreed upon by the parties? Describe any negotiations with respect to material terms other than price.

The text on page 21 under “Background and Reasons for Sale of Assets” has been further revised to provide a discussion of the negotiation of the terms of the sale agreement with V.I.P. Management Services.

Comment 5.

 Briefly describe nature of the debt owed to V.I.P. that forms part of the purchase price.

The text on page 21 under “Background and Reasons for Sale of Assets” has been revised to describe the nature of the debt owed to V.I.P. Management Services that forms part of the purchase price. Such debt consists of deposits paid by V.I.P. Management Services for the Company’s software licenses.

Interests of Certain Affiliates, page 27

Comment 6.

 Please expand the discussion in the section to describe briefly the “transition services” to be performed by Mr. Abboud and the “cash consideration payable by Mr. Abboud” for which he will receive “certain unfinished software codes and a license in perpetuity to use certain software codes that will be sold to V.I.P. Management Services under the asset purchase.” For what length of time will Mr. Abboud perform such transitional services? Confirm that Mr. Abboud will not receive any consideration other than the software codes and license in exchange for his services and cash consideration to be paid by him. Supplementally provide us with a copy of any contractual agreements between V.I.P. and Mr. Abboud.

The text on page 27 under “Interest of Certain Affiliates” has been expanded to discuss the transition services that may be performed by Mr. Abboud and the cash consideration payable by Mr. Abboud for which he may receive certain unfinished software codes and license in perpetuity. Mr. Abboud will not receive any consideration other than the software codes and license in exchange for his services and cash consideration to be paid by him. As of the date hereof there is no written agreement between V.I.P. Management Services and Mr. Abboud.

Comment 7.

Please explain in greater detail the accrued liabilities in Bayshore referenced on page 32 due to the officers and other affiliates for “compensation and consulting” from inception to December 31,

Securities and Exchange Commission

August 8, 2006

2005. Please disclose the other components that make up the total amount of $360,000.

The text on page 32 under “Compensation” has been revised to indicate that the remaining components that make up the total amount due is $120,000 owed to David Dadon for consulting services performed for Bayshore from inception through March 31, 2006.

Fairness Opinion, page 34

Comment 8.

Please provide us with a better explanation of the basis for the Stenton Leigh fairness opinion. In particular, the opinion states that, as of February 27, 2006, the Transaction is fair from a financial point of view to the Global Entertainment stockholders. Please explain how a fairness opinion based in February is relevant to the current transaction, which involves as a precondition an asset sale that was not even contemplated until May 12, 2006. Please tell us whether Stenton Leigh performed any evaluations or reevaluations after the emergence of the V.I.P. acquisition offer.

The fairness opinion has been updated and reevaluated and is now dated as of May 31, 2006 and has taken into account the V.I.P. Management Services asset purchase. Stenton Leigh has advised the Company that it performed an analysis of the V.I.P. Management Services asset purchase offer and updated its opinion to May 31, 2006.

Comment 9.

Please refer to prior comment 20. We note that you provided copies of the Evans and Trugman reports; however, it does not appear that you revised the disclosure in response to our comment. We therefore reissue our prior comment. Please briefly discuss the relevant portions of the Evans and Trugman valuations and the bases for their conclusions regarding the valuation of the company.

The text of the proxy statement has been revised, commencing on page 42, to briefly discuss the relevant portions of the Evans and Trugman valuations. In addition, the Trugman report has been included as Appendix H to the proxy statement.

Comment 10.

In addition, please provide us with an analysis of the appropriateness of the reliance on the Evans and the Trugman reports, which are dated November and September 2005, respectively. Please tell us whether the financial condition of the company today is comparable to that of 8 and 10 months earlier, such that discussion of these valuations may be relevant.

Securities and Exchange Commission

August 8, 2006

The valuation date of the Evans & Evans report has been updated to May 31, 2006. As discussed within the proxy revisions made in satisfaction of comment 9 above (see page 35 and 42 of the proxy statement), the Trugman report is expected to be from a prior period and was strictly used as a part of Stenton Leigh’s performance of valuation due diligence prior work products of experienced, arms-length business valuators.

Comment 11.

Please refer to prior comment 21. Consistent with your response, please identify the companies used in the comparable company analysis in the proxy statement and disclose how the enterprise and equity value ranges were derived for Global Entertainment and Bayshore from the selected multiple ranges of the comparable companies.

The discussion of the fairness opinion within the proxy statement has been revised commencing on page 39 to identify the companies used in the comparable company analysis and disclose how the enterprise and equity value ranges were derived for the Company from the selected multiple ranges of the comparable companies. The analysis for Bayshore is limited due to Bayshore’s lack of operating history. See response to Comment 12.

Comment 12.

Please refer to prior comment 23. Your response focuses almost entirely on why the transactions are fair to shareholders based solely on facts relating to Global Entertainment, such as book value, historic trading price and future profit potential. While this is material information to investors and should be disclosed in the proxy in a similar plain English manner, our prior comment focused on the conclusions of Stenton Leigh under each of the analyses described in the opinion. Please revise the proxy statement to provide conclusions of Stenton Leigh as to whether the transaction is considered favorably or unfavorably under each analysis.

The discussion of the fairness opinion within the proxy statement has been revised to provide whether or not the transaction is considered favorable or unfavorable under each analysis for the Company. There is no comparable analysis for Bayshore since there is no operating history for Bayshore and therefore only one possible approach to value, which is a discounted cash flow. Such method was used under the Evans & Evans report.

Proposal II Increase Authorized Shares of Common Stock, page 42

Comment 13.

We note your disclosure that Bayshore principals have provided assurances that funds are “readily available” to support the $30 million capital injection required by Bayshore to realize its business plan. See page 38 under the heading Valuation Overview. We further

Securities and Exchange Commission

August 8, 2006

note that Bayshore intends to raise funds through “a convertible financial instrument with conversion features above any transaction contemplated herein.” Include here a discussion of Bayshore’s plans to issue convertible financial instruments to raise $30 million.

As noted in the text cited to by the Staff under the heading Valuation Overview, and while the terms of any future stock issuance (if any) have not been determined, the principals of Bayshore have provided assurances that any future issuance of securities to finance Bayshore’s operations will consist of a non-convertible security that will not result in dilution to existing Global Entertainment shareholders. It is believed that such instrument will be a class of non-convertible preferred stock. The disclosure under Proposal II has been revised to discuss the potential issuance of a non-convertible class of securities.

Proposal III Reverse Stock Split, page 44

Comment 14.

We note your statement that in the event the reverse merger is not approved or consummated, “this proposal may not be implemented.” Please clarify whether you mean by that statement that the proposal to implement the reverse split is contingent on the consummation of the reverse merger.

The text under Proposal III has been revised to clarify that the proposal to implement the reverse split is contingent on the consummation of the reverse merger.

Comment 15.

Please disclose, in a table similar to the one used in proposal 2, the number of shares your common and preferred stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized by unreserved as a result of the adoption of the reverse stock split.

The text under Proposal III has been revised to provide a table similar to the table used under Proposal II.

Comment 16.

Please be advised of the requirements of Rule 10b-17 with respect to the record date. The rule sets out procedural and substantive requirements concerning providing notice of the reverse split to the NASD. Note that the notification requirement is not limited to Nasdaq or exchange-listed companies but applies to any issuer of a class of securities that is publicly traded.

The Company is aware of its requirements under Rule 10b-17 and will provide proper notification of the reverse split to NASD.

Securities and Exchange Commission

August 8, 2006

We note the Staff’s closing comments and have provided marked copies of the amendment. We appreciate the cooperation and courtesies extended to us by the Staff and if you require additional assistance, please let us know.

Sincerely,

Brian A. Pearlman

BAP/sm

Cc:

Global Entertainment Holdings/Equities, Inc.

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice in this communication, including any attachments or enclosures, was not intended or written to be used, and it cannot be used, by any person or entity for the purpose of avoiding penalties imposed under the Internal Revenue Code.